                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                      -------------------------
                                                           OMB APPROVAL
                                                      -------------------------
                                                       OMB Number:  3235-0058
                                                       Expires: June 30, 1991
                                                       Average estimated
                                                       burden hours per
                                                       response . . . 2.50
                                                       -------------------------
                                                       -------------------------
                                                           SEC FILE NUMBER
                                                                0-21537
                                                       -------------------------
                                                            CUSIP NUMBER



                                                       -------------------------

(Check One):      [X] Form 10-KSB      [ ] Form 20-F    [ ] Form 11-K
                  [ ] Form 10-Q    [ ] Form N-SAR

          For Period Ended:  JUNE 30, 2001
                             -------------
          [ ] Transition Report on Form 10-K
          [ ] Transition Report on Form 20-F
          [ ] Transition Report on Form 11-K
          [ ] Transition Report on Form 10-Q
          [ ] Transition Report on Form N-SAR For the Transition Period Ended:

          ----------------------------------------

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  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.
      NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION
                 HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION

PACIFIC BIOMETRICS, INC.
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Full Name of Registrant

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Former Name if Applicable

23120 Alicia Parkway #200
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Address of Principal Executive Office (Street and Number)

Mission Viejo, CA 92692
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City, State and Zip Code

PART II - RULES 12b-25(B) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box in appropriate)

-----------------------------
            [X]               (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
-----------------------------
            [X]               (b)      The subject annual report, or semi-annual report, transition report on Form 10-K, Form 20-F,
                                       Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
-----------------------------
            [ ]               (c)      The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in a reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

       THE COMPANY WAS DELAYED IN PREPARATION OF ITS ANNUAL REPORT ON FORM 10-KSB DUE TO A DELAY IN COMPLETION OF THE AUDIT FOR THE COMPANY'S FISCAL YEAR ENDED JUNE 30, 2001.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Paul G. Kanan            (949)                        455-9724
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         (Name)                 (Area Code)               (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                                              [X] Yes  [ ] No
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(3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                              [X] Yes  [ ] No
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         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See Attachment "A".
================================================================================


                            Pacific Biometrics, Inc.
             -----------------------------------------------------
                       (Name of Registrant as Specified in
                                    Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    October 1, 2001                         By:     /s/ Paul G. Kanan
       -----------------------                           ---------------------
                                                         Paul G. Kanan
                                                         President


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                 INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
          CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS
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1.     This form is required by Rule 12b-25 (17 CFR 240. 12b-25) of the
       General Rules and Regulations under the Securities Exchange Act of
       1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

                                 ATTACHMENT "A"

                            PACIFIC BIOMETRICS, INC.
                      (A COMPANY IN THE DEVELOPMENT STAGE)
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                   FOR THE YEARS ENDED JUNE 30, 2001 AND 2000
       AND FOR THE PERIOD FROM INCEPTION (DECEMBER 1992) TO JUNE 30, 2001

                                                                                                         For the Period
                                                                                                         from Inception
                                                                   Year Ended June 30                  (December 1992) to
                                                             2001                     2000                June 30,2001
                                                        ----------------        -----------------         ------------
Revenues                                                    $ 1,877,390              $ 1,374,214            $   12,278,454
                                                        ----------------        -----------------     ---------------------
Operating expenses:
    Laboratory expense and cost of goods sold                   961,833                  951,780                 8,820,078
    Research and product development                             19,002                   64,360                 5,719,908
    Selling, general and administrative                       1,186,992                1,200,509                10,870,396
    Purchased in-process research and development                     0                        0                 6,373,884
    Amortization of intangible assets                                 0                        0                 1,616,565
                                                        ----------------        -----------------     ---------------------

          Total operating expenses                            2,167,827                2,216,649                33,400,830
                                                        ----------------        -----------------     ---------------------

Operating loss                                                 (290,437)                (842,435)              (21,122,377)
                                                        ----------------        -----------------     ---------------------
Other income (expense):
    Interest expense                                            (79,835)                (138,020)                 (834,188)
    Interest income                                               6,174                    2,072                   325,528
    Write-off of intangible assets                                    0                        0                (2,078,100)
    Grant and other income                                      191,890                   63,717                   206,780
                                                        ----------------        -----------------     ---------------------
                                                                118,229                  (72,231)               (2,379,979)
                                                        ----------------        -----------------     ---------------------

Net loss                                                    $  (172,208)             $  (914,666)           $  (23,502,356)
                                                        ================        =================     =====================

Preferred stock dividend accrued                               (248,000)                (248,000)
                                                        ----------------        -----------------

Net loss applicable to common stockholders                  $  (420,208)             $(1,162,666)
                                                        ================        =================

Basic and diluted loss per share                            $     (0.11)             $     (0.31)
                                                        ================        =================

Number of shares used in per-share calculation                3,810,171                3,810,171
                                                        ================        =================

RESULTS OF OPERATIONS

The following tables compare the years ending June 30, 2001 and June 30, 2000 and the prior comparative year ending June 30, 1999 and shows the year to year variances on a dollar and percentage basis for informative purposes. All dollar amounts are rounded to the nearest thousand.

Laboratory revenues:

-----------------------------------------------------------------------------------------------
   6/30/01       6/30/00      6/30/99      01 vs. 00    00 vs. 99    01 vs. 00     00 vs. 99
-----------------------------------------------------------------------------------------------
    $1876         $1,371       $1,405        $505         ($34)         37 %          -2%
-----------------------------------------------------------------------------------------------

Laboratory revenues increased in 2001 due to increases in size and number of clinical trials for which the laboratory performed testing and consulting work. Laboratory revenues decreased in 2000 due to decreases in these same variables. As previously disclosed, the Company has entered into an agreement to sell the laboratory. Accordingly, assuming that the laboratory is sold in fiscal 2002, laboratory revenues will no longer contribute to the revenues of the Company subsequent to such sale.

Product revenues:

Product revenues are no longer presented as they have not contributed materially to revenues in the prior two fiscal years and are not expected to contribute materially in the future.

Laboratory expenses and cost of goods sold:

-----------------------------------------------------------------------------------------------
   6/30/01       6/30/00      6/30/99      01 vs. 00    00 vs. 99    01 vs. 00     00 vs. 99
-----------------------------------------------------------------------------------------------
     $962          $951        $1,233         $11         ($282)         1%          -23%
-----------------------------------------------------------------------------------------------

Laboratory expenses and cost of goods sold expenditures in 2001 were comparable to 2000. In 2000, the decrease in expenses and cost of goods sold reflected significant cost-cutting measures implemented as a result of the Company's severe financial problems.

Diagnostic research and product development:

-----------------------------------------------------------------------------------------------
   6/30/01       6/30/00      6/30/99      01 vs. 00    00 vs. 99    01 vs. 00     00 vs. 99
-----------------------------------------------------------------------------------------------
     $19           $64          $790         ($45)        ($726)        -70%         -92%
-----------------------------------------------------------------------------------------------

Costs decreased in 2001 and 2000 as PBI curtailed research and development programs due to its severe financial problems.

Selling, general and administrative:

-----------------------------------------------------------------------------------------------
    6/30/01       6/30/00      6/30/99     01 vs. 00     00 vs. 99    01 vs. 00    00 vs. 99
-----------------------------------------------------------------------------------------------
    $1,187         $1,201       $2,340       ($14)       ($1,139)        -1%          -49%
-----------------------------------------------------------------------------------------------

Selling, general and administrative expenditures in 2001 were comparable to 2000. The decrease in selling, general and administrative costs in 2000 reflected significant cost-cutting measures implemented as a result of the Company's severe financial problems.

Other income and (expense):

-----------------------------------------------------------------------------------------------
   6/30/01       6/30/00      6/30/99      01 vs. 00    00 vs. 99    01 vs. 00     00 vs. 99
-----------------------------------------------------------------------------------------------
     $118         ($72)       ($2,397)       $190         $2,325        264%         -98%
-----------------------------------------------------------------------------------------------

The increase in net other income in 2000 is primarily due to fees paid by Saigene in consideration of extending the deadline for purchase of the laboratory. The higher other expense in 1999 is primarily due to the other expense related to the write-down of OsteoPatch(TM) assets.

Net loss:

-----------------------------------------------------------------------------------------------
   6/30/01       6/30/00      6/30/99      01 vs. 00    00 vs. 99    01 vs. 00     00 vs. 99
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------
    ($172)        ($915)      ($6,069)       $743         $5,154        81%          -85%
-----------------------------------------------------------------------------------------------

The net loss decrease in 2001 is due to increased revenues and a stable level of expenditures. The net loss decreased in 2000 due to curtailed expenses in all areas and significant write-downs taken in 1999.